SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated April 12, 2006, of Director/PDMR Shareholding

SCOTTISH POWER PLC
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

ScottishPower Employee Share Ownership Plan

Scottish Power plc ("the Company") announces that on 10 April 2006, the following Directors/Persons Discharging
Managerial Responsibility, purchased Partnership Shares and were awarded Matching Shares under the Inland Revenue approved ScottishPower Employee Share Ownership Plan (ESOP). The Shares were purchased/allocated at GBP5.76 per share under the terms of the ESOP. As a result of these awards, the Company was notified today, that the individual interests in the ordinary share capital of Scottish Power plc have increased as shown below.

                                   Partnership Shares              Matching Shares Ordinary   Total Interest in Ordinary Shares of
                                   Ordinary Shares of 50p           Shares of 50p           50p each following this notification*

John Campbell                      22                                  22                                 15,302
Keith Cochrane                     22                                  22                                 6,127
Stephen Dunn                       22                                  22                                 15,655
Willie MacDiarmid                  22                                  22                                 28,317
Susan Reilly                       22                                  22                                 14,071
David Rutherford                   22                                  22                                 12,930
James Stanley                      22                                  22                                 45,183

*All less than 1% of the issued share capital
Donald McPherson, Deputy Company Secretary
Telephone: 0141 566 4798
12 April 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date:April 12, 2006	By:	/s/ Donald McPherson
Donald McPherson
Deputy Company Secretary